

**AMSTEEL CORPORATION BERHAD** (20667-M)

A Member of The Lion Group

20 May 2003


03022654

SUPPL



Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement by RHB Sakura Merchant Bankers Berhad dated 9 May 2003, Re: Amsteel Corporation Berhad, Lion Corporation Berhad and Lion Industries Corporation Berhad - Corporate and Debt Restructuring Exercises; and

2) General Announcement by OSK Securities Berhad dated 12 May 2003, Re: Proposed Disposal by Amsteel Equity Capital Sdn Bhd (formerly known as Amsteel Securities (M) Sdn Bhd), an 83.78% owned subsidiary of Datavest Sdn Bhd, which is in turn a wholly-owned subsidiary of Amsteel Corporation Berhad, to Affin-UOB Securities Sdn Bhd of its stockbroking business and certain assets for a total consideration of RM42,253,000.

Please contact the undersigned if you have any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD



CHAN POH LAN
Secretary



c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

## General Announcement

Submitted by MB_RHB_SAKURA on 09/05/2003 06:10:20 PM
Reference No MM-030509-7F529

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | **RHB Sakura Merchant Bankers Berhad** |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Amsteel Corporation Berhad** |
| * Stock name | : | **AMSTEEL** |
| * Stock code | : | **2712** |
| * Contact person | : | **Mr Kenneth Chow** |
| * Designation | : | **General Manager - Corporate Finance** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**Lion Corporation Berhad ("LCB")**
**Lion Industries Corporation Berhad (formerly known as Lion Land Berhad) ("LICB")**
**Amsteel Corporation Berhad ("ACB")**

**Corporate and Debt Restructuring Exercises ("GWRS")**

* **Contents :-**

*Quote*

The Boards of Directors of LCB, LICB and ACB jointly announce that following an application by LCB, LICB and ACB, the Securities Commission has extended the deadline for LCB, LICB and ACB to complete the following proposals contemplated under the GWRS (details of which are particularised in the respective Circulars to Shareholders dated 9 January 2003) to 9 October 2003:

a) For LCB, the proposed renounceable restricted offer for sale of up to approximately 67.61 million shares in ACB by LCB to the eligible shareholders of ACB;

b) For LICB, the proposal by Amsteel Mills Sdn Bhd ("AMSB") to offer the AMSB's scheme creditors the opportunity to tender their debts for cancellation by the AMSB's scheme companies in consideration for shares in ACB and Lion Diversified Holdings Berhad (formerly known as Chocolate Products (Malaysia) Berhad); and

c) For ACB, the proposed renounceable restricted offer for sale of up to approximately 226.85 million shares in LCB by ACB to eligible shareholders of LCB and the proposed issue of approximately 251.92 million new 4½ years warrants to shareholders of ACB.

This announcement is dated 9 May 2003.

*Unquote*

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

**General Announcement**
Reference No **OS-030512-60526**

| | | |
|---|---|---|
| Submitting Merchant Bank | : | OSK SECURITIES BERHAD |
| Company Name | : | AMSTEEL CORPORATION BERHAD |
| Stock Name | : | AMSTEEL |
| Date Announced | : | 12/05/2003 |

| | | |
|---|---|---|
| Type | : | **Announcement** |
| Subject | : | **PROPOSED DISPOSAL BY AMSTEEL EQUITY CAPITAL SDN. BHD. ("AEC") (FORMERLY KNOWN AS AMSTEEL SECURITIES (M) SDN. BHD.), AN 83.78% OWNED SUBSIDIARY OF DATAVEST SDN. BHD., WHICH IS IN TURN A WHOLLY-OWNED SUBSIDIARY OF AMSTEEL CORPORATION BERHAD ("AMSTEEL"), TO AFFIN-UOB SECURITIES SDN. BHD. ("AUSB") OF ITS STOCKBROKING BUSINESS ("BUSINESS") AND CERTAIN ASSETS FOR A TOTAL CONSIDERATION OF RM42,253,000 ("PROPOSED DISPOSAL")** |

Contents :

We refer to the announcements made by OSK Securities Berhad ("OSK") on 28 January 2002, 25 February 2002, 20 May 2002 and 12 November 2002, on behalf of the Board of Directors of Amsteel ("Board") and the Circular to shareholders dated 23 September 2002, in relation to the Proposed Disposal.

As at the date of this announcement, the Company has received RM41.91 million of the total proceeds of RM42.25 million receivable pursuant to the Proposed Disposal and the same has been fully utilised as proposed.

OSK, on behalf of the Board, wishes to announce that the Board has on 9 May 2003, approved to extend the period to fully utilise the balance proceeds of RM0.343 million within three (3) months after receiving the said balance proceeds in full.

**This announcement is dated 12 May 2003.**



**AMSTEEL CORPORATION BERHAD** (20667-M)

A Member of The Lion Group

13 May 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

03 JUN 12 AM 7:21

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 12 May 2003, Re: Voluntary Winding-up of Subsidiary for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

## General Announcement

Ownership transfer to **AMSTEEL** on **12-05-2003 05:20:56 PM**
Reference No **AA-030512-357AB**

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **AMSTEEL CORPORATION BERHAD** |
| * Stock name | : | **AMSTEEL** |
| * Stock code | : | **2712** |
| * Contact person | : | **CHAN POH LAN** |
| * Designation | : | **SECRETARY** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
**Voluntary Winding-up of Subsidiary**

* **Contents :-**

The Company wishes to announce that Amsteel Finance International B.V, a wholly-owned subsidiary of the Company incorporated in the Netherlands, had been voluntarily wound-up on 9 May 2003.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary
12 MAY 2003